Filed Pursuant to Rule 424(b)(5)
Registration No. 333-112081

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 18, 2004)

$500,000,000

TÜRKIYE CUMHURIYETI
(The Republic of Turkey)

7.25% Notes due March 15, 2015

     The Republic of Turkey (the “Republic”) is offering $500,000,000 principal amount of its 7.25% Notes due March 15, 2015. The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on March 15 and September 15 of each year, beginning on March 15, 2005.

     As of their issuance, the notes will be fully fungible with, rank equally with, and form a single issue and series with, our $1,000,000,000 7.25% Notes due March 15, 2015, which were issued on October 7, 2004. The total principal amount of the previously issued notes and the notes now being issued will be $1,500,000,000.

     The notes will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic. Under these provisions, which are described in the sections entitled “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” beginning on page S-12 of this prospectus supplement and “Collective Action Securities” beginning on page 13 of the accompanying prospectus, the Republic may amend the payment provisions of the notes and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

     We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

	Per Note	Total
Public offering price (1)	102%	$510,000,000
Underwriting discount	0.15%	$750,000
Proceeds, before expenses, to the Republic of Turkey (1)	101.85%	$509,250,000

(1)	Plus accrued and unpaid interest, from and including October 7, 2004 to but excluding the delivery date, in the amount of $4,732,638.89. Purchasers of the notes will be entitled to receive the semi-annual regular interest payment on March 15, 2005.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters are offering the notes subject to various conditions. The underwriters expect delivery of the notes on or about November 24, 2004, through the book-entry facilities of The Depository Trust Company.

Joint Book Running Managers

Citigroup	Morgan Stanley

The date of this prospectus supplement is November 18, 2004.

     The Republic has made all reasonable inquiries and confirms that this prospectus supplement and the accompanying prospectus, dated February 18, 2004, including the documents incorporated by reference, contain all information with respect to the Republic and the notes that is material in the context of the issue and offering of the notes, and that this information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein and therein are honestly held and that, to the best of the Republic’s knowledge and belief, there are no other facts the omission of which would make any of this information or the expression of these opinions and intentions misleading. The Republic accepts responsibility accordingly.

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the notes only in places where offers and sales are permitted.

     You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

     We are a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against us. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

     References to “TL” in this prospectus supplement are to the Turkish Lira, the Republic’s official currency. References to “US$,” “$,” “U.S. dollars” and “dollars” in this prospectus supplement are to lawful money of the United States of America.

OFFERING SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Turkey.

Securities Offered	$500,000,000 principal amount of 7.25% Notes due March 15, 2015.

Maturity Date	March 15, 2015.

Issue Price	102% of the principal amount of the notes plus accrued interest from and including October 7, 2004 to but excluding the delivery date.

Interest Payment Dates	March 15 and September 15 of each year, commencing March 15, 2005.

Status and Ranking	The notes will be fully fungible with, rank equally with, and form a single issue and series with, our $1,000,000,000 7.25% Notes due March 15, 2015, which were issued on October 7, 2004. Following the issuance of the notes pursuant to this prospectus supplement, the aggregate principal amount of the 7.25% Notes due March 15, 2015 of the Republic will be $1,500,000,000.

Upon issuance, the notes will be our direct unconditional and general obligations and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

Markets	The notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting.”

Listing	We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

Negative Pledge	Clause (9) of the definition of Permitted Lien set forth on pages six and seven of the accompanying prospectus shall read as follows for purposes of the notes: Liens on assets (other than official holdings of gold) in existence on October 7, 2004, provided that such Liens remain confined to the assets affected thereby on October 7, 2004, and secure only those obligations so secured on October 7, 2004.

Form	The notes will be book-entry securities in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Clearance and Settlement	Beneficial interests in the notes will be shown on, and transfer thereof will be effected only through, records maintained by The Depository Trust Company (“DTC”) and its participants, unless certain contingencies occur, in which case the notes will be issued in definitive form. Investors may elect to hold interests in the notes through DTC, Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking Luxembourg, sociéte anonyme (“Clearstream Banking Luxembourg”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. See “Global Clearance and Settlement.”

Payment of Principal and Interest	Principal and interest on the notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of the DTC. See “Description of the Notes — Payments of Principal and Interest” and “Global Clearance and Settlement — Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg.”

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity. See “Debt Securities — Default” and “— Acceleration of Maturity” in the accompanying prospectus.

Collective Action Securities	The notes will be designated Collective Action Securities under the Fiscal Agency Agreement, dated as of December 15, 1998, between the Republic and JPMorgan Chase Bank, as amended by Amendment No. 1 to Fiscal Agency Agreement, dated as of September 17, 2003, and Amendment No. 2 to the Fiscal Agency Agreement, dated as of January 7, 2004 (the “fiscal agency agreement”). The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, we may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding notes. Additionally, if an event of default has occurred and is continuing, the notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding notes. These provisions are described in the sections entitled “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Sinking Fund	None.

Prescription Period	None.

Use of Proceeds	We will use the net proceeds of the sale of the notes for general financing purposes, which may include the repayment of debt. The amount of net proceeds (before expenses and exclusive of accrued but unpaid interest) is $509,250,000.00.

Fiscal Agent	The notes will be issued pursuant to the fiscal agency agreement.

Taxation	For a discussion of United States and Turkish tax consequences associated with the notes, see “Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

RECENT DEVELOPMENTS

Political Conditions

     The following table sets forth the composition of the Assembly by total number of seats as of November 18, 2004:

Political Party	Number of Seats
Justice and Development Party (AKP)	368
Republican People’s Party (CHP)	171
True Path Party (DYP)	4
Independent Candidates (no party affiliation)	6

     The most recent local elections for municipalities were held on March 28, 2004. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively. See “Description of the Republic – Government Organization and Political Background”.

General

     In 2002, the International Monetary Fund (the “IMF”) Executive Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provides for international lending of up to SDR1 12.8 billion. During 2002, Turkey drew SDR 9.9 billion under the facility. On April 18, 2003, the IMF released the fourth tranche, consisting of SDR 510.6 million, to Turkey (at the time of the release, approximately $701 million). The fifth tranche of SDR 340.2 million (at the time of the release, approximately $476 million) was released on August 1, 2003 following IMF Executive Board approval. At the time of the release of the fifth tranche, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. The sixth tranche in the amount of SDR 340.2 million (at the time of the release, approximately $502 million) was released by the IMF on December 18, 2003. The seventh tranche in the amount of SDR 340.2 million (at the time of the release, approximately $495 million) was released by the IMF in April 2004. The IMF Executive Board also approved the rephasing of the remaining program reviews and an extension of the 2002-2004 Stand-By Arrangement through February 3, 2005. On July 30, 2004, the IMF Executive Board completed the eighth review of Turkey’s economic performance under the 2002-2004 Stand-By Arrangement and approved the immediate disbursement of the eighth tranche in the amount of SDR 454 million (at the time of the release, approximately $661 million). Including the eighth tranche, Turkey has drawn SDR 11.9 billion (at the time of the release of the eighth tranche, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. The first part of the discussions was completed on September 29, 2004, and the second part of the discussions was completed on October 25, 2004. The IMF Executive Board and Turkey are expected to agree on a new stand-by arrangement soon, once the specifics of Turkey’s structural reforms of the tax and social security systems and of the domestic banking sector are finalized. In connection with the new stand-by arrangement that Turkey and the IMF are presently discussing, the ninth and tenth tranches of the 2002-2004 Stand-By Arrangement have been cancelled. The approximately SDR 907 million that was to be released under the ninth and tenth tranches of the 2002-2004 Stand-By Arrangement are expected to be part of, and released to Turkey under, the new stand-by arrangement.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.51658 on November 18, 2004.

     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2002-2006 period on November 6, 2003. The Country Assistance Strategy consists of a World Bank lending program of up to $4.5 billion. The anticipated 2004 programs, for which the World Bank has committed $1.75 billion, include, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion and a $202.0 million Renewable Energy Loan. PFPSAL-III aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded. The Board of Directors of the World Bank approved PFPSAL-III on June 17, 2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of $500 million is expected to be released in early 2005, subject to certain conditions.

     Standard and Poor’s raised Turkey’s rating from B (stable outlook) to B+ (stable outlook) on October 16, 2003. On March 8, 2004, Standard and Poor’s outlook for its B+ rating for Turkey was revised from stable to positive. On August 17, 2004, Standard and Poor’s again revised Turkey’s rating from B+ (positive outlook) to BB- (stable outlook). Moody’s outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003.

     On January 31, 2004, the Law on the Currency Unit of the Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, is to be introduced on January 1, 2005. Turkish Lira and New Turkish Lira banknotes and coins will be in physical circulation in 2005. However, as of January 1, 2006, old Turkish Lira banknotes will be withdrawn from circulation; the Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. After 2006 (when old Turkish Lira banknotes are withdrawn from circulation), the word “new” will be eliminated from the name “New Turkish Lira” and the currency of Turkey will again be called Turkish Lira. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Yeni Kurus.

     On December 25, 2003, the Assembly passed the New Tax Law (Law No. 5035), which is part of the Government’s medium-term tax strategy to reform the current tax system in a manner consistent with Turkey’s commitments under the 2002-2004 Stand-By Arrangement. The law was published in the Official Gazette on January 2, 2004. On January 29, 2004, the law implementing the second phase of Turkey’s tax reform was approved by the Assembly. The law provides for tax and investment incentives in certain regions in Turkey. On July 7, 2004, the draft law completing a portion of the final phase of Turkey’s tax reform was approved by a subcommission of the Assembly. The law, which provides tax incentives and eliminates double taxation, will be discussed at the Assembly before its final approval. The final phase of the tax reform will conclude with the approval of a new draft law, which is intended to restructure the Revenue Department.

     The Assembly approved the Municipalities Law (Law No. 5215) on July 9, 2004, and the Metropolitan Municipalities Law (Law No. 5216) on July 10, 2004. Both laws are intended to reorganize the structure, duties and responsibilities of municipalities. On July 22, 2004, President Sezer approved the Metropolitan Municipalities Law and sent the Municipalities Law back to the Assembly for revision. On July 23, 2004, the Metropolitan Municipalities Law was published in the Official Gazette.

     On July 14, 2004, the Assembly passed new legislation regarding the reorganization of special off-budget accounts and appropriations. With the approval of the new law (Law No. 5217), special accounts and appropriations are included in the budget and are intended to enhance the transparency of budget practices. On July 23, 2004, Law No. 5217 was published in the Official Gazette.

     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette.

Key Economic Indicators

•	In the first quarter of 2004, GNP grew by an estimated 12.4%, compared to the same period in 2003. In the second quarter of 2004, GNP grew by an estimated 14.4%, compared to the same period in 2003.

•	For the month of October 2004, Turkey’s Consumer Price Index (“CPI”) increased by 2.2% and its Wholesale Price Index (“WPI”) increased by 3.2%, due primarily to an increase in agricultural and energy prices. The core inflation rate increased by 1.4% for the month of October 2004.

•	Turkey’s WPI and CPI for the October 2003– October 2004 period were 15.5% and 9.9%, respectively.

•	On September 30, 2004, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,497,349 per U.S. dollar, compared to an exchange buying rate of TL1,384,378 per U.S. dollar on September 30, 2003.

•	On November 8, 2004, the Government offered an interest rate of 21.07% for 91-day Treasury bills, compared to an interest rate of 25.95% for 91-day Treasury bills on November 11, 2003.

•	The industrial production index rose by 5.4% in September 2004, compared to 8.2% in September 2003. The industrial production index rose by 10.7% in the first quarter of 2004 and by 15.3% in the second quarter of 2004, compared to 9.3% in the first quarter of 2003 and 4.6% in the second quarter of 2003.

•	The unemployment rate increased to 12.4% in the first quarter of 2004 and decreased to 9.3% in the second quarter of 2004, compared to a rate of 12.3% in the first quarter of 2003 and a rate of 10.0% in the second quarter of 2003. The annual unemployment rate was 10.5% in 2003.

•	Official unemployment was 2,830,000 in the first quarter of 2004 and 2,269,000 in the second quarter of 2004, compared to 2,844,000 in the first quarter of 2003 and 2,418,000 in the second quarter of 2003. Annual unemployment was 2,493,000 in 2003.

•	A Council of Ministers’ decree providing for an increase in the salaries of public civil servants was enacted and put into force on January 10, 2004. The rates of increase were 6% for the first half of the year 2004 and an additional 6% increase for the second half of the year 2004. On October 15, 2004, it was announced that the wages of civil servants would be raised by an average of 10.7% in 2005.

Tourism

•	From January to September 2004, tourism revenues increased by approximately 20.5% to $12,644 million from approximately $10,492 million during the same period in 2003.

•	From January to October 2004, the number of foreign visitors visiting Turkey increased by approximately 26.1% to approximately 15,820,607 foreign visitors from approximately 12,550,706 foreign visitors during the same period in 2003.

Foreign Trade and Balance of Payments

     In 2004, strong domestic demand has contributed to increases in Turkey's trade deficit and current account deficit. Between January and September 2004, the trade deficit amounted to approximately $17,492 million, as compared to approximately $9,698 million in the same period in 2003. The current account balance produced a deficit of approximately $10,550 million between January and September 2004, as compared to a deficit of approximately $4,479 million in the same period in 2003. For the year-ended December 31, 2003, the current account balance amounted to approximately 3.3% of GNP.

     As of October 22, 2004, total gross international reserves were approximately $54.7 billion (compared to $49.8 billion as of December 26, 2003), commercial bank reserves and special finance house reserves were approximately $17.5 billion (compared to $14.9 billion as of December 26, 2003) and gold reserves were approximately $1.5 billion (compared to $1.3 billion as of December 26, 2003). As of November 5, 2004, Central Bank reserves were approximately $34.7 billion, compared to $33.6 billion as of December 26, 2003.

Public Finance and Budget

•	From January to October 2004, consolidated budget expenditures were approximately TL112,100 trillion and consolidated budget revenues were approximately TL87,288 trillion, compared to approximately TL112,448 trillion and TL80,388 trillion during the same period in 2003, respectively.

•	From January to October 2004, the consolidated budget deficit was approximately TL24,811 trillion, compared to TL32,061 trillion during the same period in 2003.

•	From January to October 2004, the primary surplus reached approximately TL24,221 trillion, compared to TL17,951 trillion during the same period in 2003.

•	For the year ended December 31, 2003, the primary surplus for consolidated budget amounted to TL18,793 trillion, or approximately 5.3% of GNP.

•	The Assembly passed the 2004 budget on December 24, 2003, and the budget was published in the Official Gazette on December 29, 2003. On October 17, 2004, the Council of Ministers submitted the draft budget for 2005 to the Assembly. The 2005 draft budget targets 5.0% of GNP growth, a 6.5% primary surplus/GNP ratio and WPI and CPI rates of 8.0% at the end of 2005.

     In January 2004, the Government decided to reduce discretionary spending by 13% to cover the budgetary costs of pension and minimum wage increases and in order to achieve the 6.5% of GNP primary surplus target for 2004.

Privatization

     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that 51% of the shares of Turk Telecom will be sold through a block sale and the remainder of the shares will be sold through an initial public offering. On June 17, 2004, the Assembly enacted a law permitting 45% of the shares of Turk Telecom to be sold to foreign investors.

     The Government’s plans for privatization include, among others, Petkim (petrochemicals company), Tupras (petroleum refining company), Turkish Airlines, Tekel (tobacco and alcoholic beverages), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways and Bosphorus bridges and the privatization of Halk Bank and certain energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. In the January-October 2004 period, the Government realized cash inflows of approximately $1.1 billion from privatization.

     On May 6, 2003, the Privatization Administration announced that the auction process for Petkim would be completed in early June 2003. On June 6, 2003, 88% of Petkim’s shares were auctioned off for $605 million and Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. was the winning bidder. On August 6, 2003, the sale was cancelled because Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. failed to meet its financial obligations. On August 26, 2003, the Privatization Administration re-opened the auction for Petkim. On January 30, 2004, however, the auction was cancelled because there was an insufficient number of bids. According to the privatization program, the Government intends to consummate the privatization of Petkim in early 2005.

     An announcement for the block sale of 65.76% of the public shares of Tupras was made on June 7, 2003. Final negotiations were held in January 2004. The highest bid, for approximately $1.3 billion, was made by Efremov Kautschuk GMBH, which bid was approved by the Privatization High Council. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras. Under the ruling of the Ankara Administrative Court, the Tupras privatization will be suspended until the Council of State makes a decision regarding the privatization.

     A privatization plan for Tekel’s tobacco and alcohol entities was approved by the Privatization High Council in December 2002. On November 5, 2003, the auctions for the tobacco and alcohol entities were held. The highest bids for the tobacco entities and alcohol entities were $1.15 billion and $292.0 million, respectively. On November 11, 2003, the tender for the tobacco entities was cancelled because the bid failed to meet the Government’s expectations. On December 22, 2003, the Privatization High Council ratified the results of the tender for the alcohol entities. Negotiations with the highest bidder for the alcohol entities were completed on February 27, 2004 and the parties entered into a definitive agreement.

     The preliminary tender period for the privatization of state-run Turkish Airlines, by way of a public offering, began on November 17, 2004. The public offering is expected to be completed towards the end of 2004.

Banking System

     As of August 24, 2004, the Savings and Deposit Insurance Fund, or the SDIF, had taken over 22 private banks since 1997.

     On July 17, 2004, the Assembly passed Law No. 5230, which called for the merger of Pamukbank with the state-owned bank Halkbank, which merger was finalized on November 17, 2004.

     In order to settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. On October 26, 2004, Cukurova Group paid to the SDIF a total of $30,151,875, which amount covered: (i) the installment due September 30, 2004, plus default interest thereon and (ii) the installment due October 31, 2004. Such payment was made in accordance with the supplementary agreement between Cukurova Group and SDIF dated August 4, 2004.

Debt

     The Government’s total domestic debt was approximately TL217.6 quadrillion as of September 2004, compared to TL194.4 quadrillion as of December 2003.

     During the period from January to October 2004, the average maturity of Turkish internal public debt was 14.4 months, compared to 11.1 months in the same period of 2003. The average annual interest rate on internal public debt in local currency on a compounded basis was 26.1% as of October 2004, compared to 49.0% as of October 2003.

     As of December 31, 2003, the external debt was $145,797 million, of which $23,013 million was short-term debt. In the first quarter of 2004 the outstanding external debt was $145,227 million, and, in the second quarter of 2004, the outstanding external debt increased to $148,213 million.

     Since December 31, 2003, Turkey has issued the following external debt:

•	$1,500 million of global notes on January 14, 2004, which global notes mature on February 14, 2034 and have an 8.00% interest rate.

•	EUR1,000 million of Eurobonds on February 10, 2004, with a maturity of ten years and a 6.50% interest rate.

•	$750 million of global notes on June 30, 2004, which global notes mature on June 30, 2011 and have a 9.0% interest rate.

•	EUR600 million of Eurobonds on September 21, 2004, with a maturity of five years and a 5.50% interest rate.

•	$1 billion of global notes on October 7, 2004, which global notes mature on March 15, 2015 and have a 7.25% interest rate.

     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey at September 30, 2004 was $15,129 million, $31,943 million and $27,705 million for 2004, 2005 and 2006, respectively.

International Relations

     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.

     The European Council’s parliamentary assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth European Union harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Programme has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey has sufficiently fulfilled the Copenhagen political criteria and recommended that accession negations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied. Turkey anticipates that a decision regarding the date of the commencement of accession negotiations will be made at the Brussels European Council to be held on December 17, 2004. However, there can be no assurance that such a decision will be made.

     The UN Secretary General submitted the final text of the Annan plan for Cyprus in March 2004. The Annan plan (which calls for the eventual reunification of the island) was put to separate and simultaneous referenda in Cyprus on April 24, 2004. While the Greek Cypriots rejected the Annan plan (75.8% against), the Annan plan was approved by 64.9% of Turkish Cypriots. Since the date of the referenda, numerous international organizations led by the UN and the international community have applauded the Turkish Cypriot people’s affirmative vote and have called for the immediate restoration of their direct economic, trade and cultural activities internationally. Some developments in that direction have already taken place.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. As of November 18, 2004, no disbursements from the loan package have been made.

DESCRIPTION OF THE NOTES

     The notes will be issued pursuant to and will be subject to the fiscal agency agreement. The Republic has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

     The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the fiscal agency agreement. The Republic has filed a copy of the fiscal agency agreement and the form of notes with the SEC and at the office of the fiscal agent in New York City.

General Terms of the Notes

     The notes:

•	will be issued in an aggregate principal amount of $500,000,000.

•	will mature at par on March 15, 2015.

•	will bear interest at 7.25% from October 7, 2004.

•	will pay interest semi-annually in arrears in equal installments, on the basis of a 360-day year, consisting of twelve 30-day months, on March 15 and September 15 of each year, commencing on March 15, 2005, to be paid to the person in whose name the note is registered at the close of business on the preceding March 1 or September 1.

•	will be fully fungible with, rank equally with, and form a single issue and series with, our $1,000,000,000 7.25% Notes due March 15, 2015, which were issued on October 7, 2004.

•	will be designated “Collective Action Securities” as described in the accompanying prospectus.

•	upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream Banking Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	will only be available in definitive form under certain limited circumstances.

     The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding notes. Additionally, if an event of default has occurred and is continuing, the notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding notes. Those provisions are described in the sections entitled “— Default;

Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Payments of Principal and Interest

     The Republic will make payments of principal and interest on the notes in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the beneficial holders of the notes. The Republic expects that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants.

Default; Acceleration of Maturity

     Any of the following events will be an event of default with respect to the notes:

     (a) the Republic fails to pay, when due, principal of, or interest on, the notes and such failure continues for a period of 30 days; or

     (b) the Republic defaults in the performance or observance of or compliance with any of its other obligations set forth in the notes which default is not remedied within 60 days after written notice of such default shall have been given to the Republic by the holder of the notes at the corporate trust office of the fiscal agent in New York City; or

     (c) any other present or future external indebtedness of the Republic for or in respect of moneys borrowed or raised in an amount in the aggregate of not less than US$40,000,000 (or its equivalent in other currencies or composite currency units) becomes due and payable prior to its stated maturity otherwise than at the option of the Republic or any such amount of external indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such external indebtedness) or, as the case may be, within any applicable grace period; or

     (d) the Republic ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

     (e) the Republic announces its inability to pay its debts as they mature; or

     (f) it becomes unlawful for the Republic to perform or comply with any of its payment obligations under any notes.

     If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding notes may, by notice to the fiscal agent, declare all the notes to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to the Republic at the office of the fiscal agent at a time when the event of default is continuing.

     Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will be immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

     The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes.

Paying Agents; Transfer Agents; Registrar

     The Republic has initially appointed JPMorgan Chase Bank as paying agent, transfer agent and registrar. The Republic may at any time appoint new paying agents, transfer agents and registrars. The Republic, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City or another office as designated by the fiscal agent.

     The Republic will not appoint a paying and transfer agent in Luxembourg until such time, if any, as the notes are listed on the Luxembourg Stock Exchange and definitive notes are issued. The Republic will, when the notes are listed on the exchange, appoint Kredietbank S.A. Luxembourgeoise as its special agent in Luxembourg for so long as the notes are in book-entry form, and, upon the issuance of definitive notes, the Republic will appoint a transfer and paying agent located in Luxembourg. The special agent or, as the case may be, the transfer and paying agent in Luxembourg will act as an intermediary between the holders and the Republic. So long as the notes are listed on the exchange, the Republic will maintain a special agent or a paying and transfer agent in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

Definitive Notes

     The Republic will issue notes in definitive form only if DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     Payments will be made on any definitive notes at the global trust services office of the fiscal agent in New York City or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

     The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

Notices

     Notices will be sent to DTC, or its nominee, as the holder thereof, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

     If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, the Republic will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. The Republic expects that it will initially make such publication in the Luxemburger Wort.

     The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under this subsection.

Further Issues of the Notes

     From time to time, without the consent of holders of the notes, and subject to the required approvals under Turkish law, the Republic may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the notes have as of the date of issuance of such additional debt securities. The Republic may also consolidate the additional debt securities to form a single series with the outstanding notes.

Amendments and Waivers

     The Republic, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the notes with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding notes that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding notes.

     However, the holders of not less than 75% in aggregate principal amount of the outstanding notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the notes that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the notes;

•	reduce the principal amount of the notes;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the notes;

•	reduce the interest rate of the notes;

•	change the currency in which any amount in respect of the notes is payable or exclude the Borough of Manhattan, The City of New York, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which the Republic is not permitted to redeem the notes if, prior to such action, the Republic is not permitted to do so;

•	change the Republic’s obligation to pay any additional amounts under the notes;

•	change the definition of “outstanding” with respect to the notes;

•	change the governing law provision of the notes;

•	change the Republic’s appointment of an agent for the service of process in the United States or the Republic’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the notes;

•	change the status of the notes, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the notes, amend any event of default under the notes; or

•	reduce the proportion of the principal amount of the notes that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the notes; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

     We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the notes, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

     If both the Republic and the fiscal agent agree, they may, without your consent, modify, amend or supplement the fiscal agency agreement or the notes for the purpose of:

•	adding to the covenants of the Republic for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon the Republic;

•	securing the notes pursuant to the requirements of the notes or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the notes; or

•	amending the fiscal agency agreement or the notes in any manner which the Republic and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of notes.

     Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the notes.

     For purposes of determining whether the required percentage of holders of notes is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, notes owned, directly or indirectly, by or on behalf of the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only notes that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of the Republic of Turkey, any department, ministry or agency of the federal government of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the federal government of the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

     Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of the notes.

Purchase of Notes by the Republic

     The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

General Information

     1. The Republic has full power and authority to issue securities, such as the notes, outside Turkey for any and all purposes, under Article 4 and Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

     2. The Republic has applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

     3. The notes have been accepted for clearance through DTC, Euroclear and Clearstream Banking Luxembourg (Common Code:020283700; ISIN No.:US900123AV22; CUSIP No.:900123AV2).

     4. If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the fiscal agency agreement, this prospectus supplement, the accompanying prospectus, including the documents incorporated therein by reference, and all other documents filed by the Republic with the Securities and Exchange Commission in connection with the registration statement of which this prospectus supplement is a part, will be available free of charge at the offices of the special agent in Luxembourg and at the offices listed in the prospectus under the heading “Where You Can Find More Information”. In addition, the Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers, like Turkey, that file electronically with the Securities and Exchange Commission (www.sec.gov). The Republic will promptly provide notice of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent, special agent or registrar.

     5. The Republic has represented and warranted that as of the offering date no litigation or administrative proceeding is pending or, to its knowledge, threatened against or affecting it (a) in which there is a reasonable possibility of an adverse decision that would materially affect its ability to perform its obligations in respect of the fiscal agency agreement or the notes or (b) that questions the legality, validity or binding effect of the fiscal agency agreement or the notes.

GLOBAL CLEARANCE AND SETTLEMENT

     The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

     DTC is:

•	A limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

     According to DTC, the foregoing information about DTC has been provided to us for informational purposes only and is not a representation, warranty or contract modification of any kind.

Euroclear and Clearstream Banking Luxembourg

     Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg

     The Republic will issue the notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

You may hold your beneficial interests in the book-entry security through Euroclear or Clearstream Banking Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

     These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

     The Republic and the fiscal agent generally will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holders, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Euroclear’s or Clearstream Banking Luxembourg’s ability to take actions as a holder under the notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

     The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

     The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Transfers Within and Between DTC, Euroclear and Clearstream Banking Luxembourg

Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer.

Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants

     Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser

     When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to

Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear’s or Clearstream Banking Luxembourg’s account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the notes are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream Banking Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

     Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should bond that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

     (a) borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system’s customary procedures;

     (b) borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

     (c) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

TAXATION

United States

     The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you (i) hold notes as capital assets (generally, assets held for investment), (ii) were the initial purchaser of those notes, and (iii) acquired the notes at their issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

•	dealers in securities or currencies;

•	securities traders using a mark-to-market accounting method;

•	banks or life insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that do not use the U.S. dollar as their functional currency; or

•	tax-exempt organizations.

     Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a “straddle” or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that are not covered in this discussion.

     This discussion does not cover any state, local or foreign tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and judicial decisions interpreting the Code as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly retroactively, so the discussion below might not be reliable in the future. You should consult your own tax advisor concerning the federal, state, local, foreign and other tax consequences to you of the purchase, ownership or disposition of notes.

U.S. Holders

     This section applies to you if you are a “U.S. Holder,” meaning that you are the beneficial owner of a note and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any state thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary jurisdiction over your administration and one or more “United States persons” as defined in the Code (each a “U.S. Person”) have authority to control all your substantial decisions, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust; or

•	a partnership, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

     Payments of Interest. Payments of interest, including additional amounts, if any, on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you receive them.

     For purposes of the foreign tax credit provisions of the Code, interest paid on notes generally will constitute foreign source income and will be categorized as “passive income” (or, in certain cases, as “financial services income”) for taxable years ending on or before December 31, 2006, and for taxable years beginning after December 31, 2006, as “passive category income” (or, in certain cases, as “general category income”).

     Treatment of Premium. If the issue price of the notes is greater than their principal amount, you will be considered to have purchased the note at a premium. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note’s overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the Internal Revenue Service’s consent to a change.

     If you do not make the election to amortize premium on a note and you hold the note to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your “tax basis” in the note, as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

     Pre-issuance Interest. The notes will be issued with pre-issuance accrued interest. You may treat the notes, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the notes.

     Purchase, Sale and Retirement of Notes. If you sell or otherwise dispose of a note, you generally will be required to report a capital gain or loss equal to the difference between your “amount realized” and your “tax basis” in the note. Your “amount realized” will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid, which will be taxed to you as interest. Your “tax basis” in the note will equal the amount that you paid for the note, decreased (but not below zero) by any amortized premium (as discussed above) and by any cash payments of principal that you have received with respect to the note.

     This gain or loss generally will be long-term capital gain or loss if, at the time you sell or dispose of the note, you have held the note for more than one year. The gain or loss will be short-term capital gain or loss if you held the note for one year or less. If you are not a corporation, you will generally pay less U.S. federal income tax on long-term capital gain than on short-term capital gain. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income, or loss allocable to U.S. source income, for purposes of the foreign tax credit provisions of the Code.

Non-U.S. Holders

     This section applies to you if you are a “Non-U.S. Holder,” meaning that you are a beneficial owner of a note that is not a “U.S. Holder” as defined in the previous section. You will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated for tax purposes as “effectively connected” to that trade or business. If you are engaged in a U.S. trade or business and the interest income is deemed to be effectively connected with that trade or business, you will generally be subject to U.S. federal income tax on that interest in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, your interest income subject to tax in that manner may increase your liability under the U.S. branch profits tax.

     You will not be subject to U.S. federal income tax or withholding tax for any capital gain that you realize when you sell a note if:

•	that gain is not effectively connected for tax purposes to any U.S. trade or business you are engaged in; and

•	if you are an individual, you (A) are not in the United States for 183 days or more in the taxable year in which you sell the note or (B) do not have a tax home (as defined in the Code) in the United States in the taxable year in which you sell the note and the gain is not attributable to any office or other fixed place of business that you maintain in the United States.

Backup Withholding and Information Reporting

     In general, if you are not a corporation or otherwise exempt, information reporting requirements will apply to payments of principal and interest to you if such payments are made within the United States or by or through a custodian or nominee that is a “U.S. Controlled Person,” as defined below. “Backup withholding” will apply to such payments of principal and interest if you fail to provide an accurate taxpayer identification number, if you fail to certify that you are not subject to backup withholding, if you fail to report all interest and dividend income required to be shown on your federal income tax returns or if you fail to demonstrate your eligibility for an exemption.

     If you are a Non-U.S. Holder, you are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. federal income tax), but you may be required to comply with certification and identification procedures in order to prove your exemption. If you hold a note through a foreign partnership, these certification procedures would generally be applied to you as a partner.

     If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a “U.S. Controlled Person,” as defined below. A U.S. Controlled Person is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for tax purposes for a specified three-year period; or

•	a foreign partnership in which U.S. Persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to you will generally be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service.

The Republic of Turkey

     Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of any notes.

European Union Directive on Taxation of Savings Income

     On June 3, 2003, the Council of Economic and Finance Ministers of the European Union (the “EU”) adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by EU member states from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each EU member state will be required to provide to the tax authorities of another EU member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state. However, Austria, Belgium and Luxembourg may instead apply an alternative system for a transitional period in relation to such payments, withholding tax on such payments at rates rising over time to 35%. The transitional period is scheduled to run from the date on which the directive is to be applied by EU member states to the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

UNDERWRITING

     We and the underwriters have entered into an underwriting agreement, dated as of November 18, 2004, relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of notes that appears opposite the name of such underwriter in the table below:

Citigroup Global Markets Inc.	$250,000,000
Morgan Stanley & Co. International Limited	250,000,000

Total	$500,000,000

     The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

     The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus an underwriting discount of up to 0.15% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

     The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Each of the underwriters has confirmed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     In connection with this offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may engage in the future, in investment and commercial banking transactions with us.

LEGAL MATTERS

     Certain legal matters will be passed upon for the Republic by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey. The validity of the notes will be passed upon for the Republic by Arnold & Porter LLP, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance Limited Liability Partnership, London, United Kingdom, counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the First Legal Advisor, and for the underwriters by Pekin & Pekin, Istanbul, Turkey. In rendering their opinions, Arnold & Porter LLP will rely as to all matters of Turkish law upon the First Legal Advisor and Clifford Chance Limited Liability Partnership will rely as to all matters of Turkish law upon Pekin & Pekin.

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     PROSPECTUS

THE REPUBLIC OF TURKEY

$10,000,000,000

Debt Securities

     The Republic of Turkey, which may be referred to herein as Turkey or the Republic, may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

     Turkey may offer its debt securities from time to time in one or more offerings. Turkey will provide the specific terms of the debt securities it is offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

     The date of this prospectus is February 18, 2004.

WHERE YOU CAN FIND MORE INFORMATION

     Turkey voluntarily files annual reports on Form 18-K with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC’s public reference room in Washington, D.C. Turkey’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

     The SEC allows Turkey to “incorporate by reference” the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference the following documents:

•	Turkey’s Annual Report on Form 18-K for the year ended December 31, 2002; and

•	all amendments to Turkey’s Annual Report on Form 18-K for the year ended December 31, 2002 filed prior to the date of this prospectus.

     Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

     You may request a free copy of these filings by writing to Turkey’s Economic Counselor at the following address:

Consulate General in New York
Office of the Economic Counselor
821 United Nations Plaza, 4th Floor
New York, New York 10017
Attn: Economic Counselor
(212) 949-1066

USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

DEBT SECURITIES

     Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Turkey and a fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

     In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

     The prospectus supplement that relates to your debt securities will specify the following terms, if applicable:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Turkey agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

•	whether and under what circumstances and terms the holders of the debt securities may opt to obligate Turkey to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which the debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

•	any other terms of the debt securities.

     If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

Status of the Debt Securities

     The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all of its obligations with respect to the debt securities.

     The debt securities of each series will rank pari passu in right of payment with all other payment obligations relating to the External Indebtedness of Turkey.

Form of Debt Securities

     Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

     Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

     Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date; provided, however, that unless otherwise specified in the prospectus supplement, payments of interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses.

     If any date in which principal or interest is due to be paid is not a business day, Turkey may pay interest on the next day that is a business day and no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law or executive order to be closed.

     The register of holders of debt securities will be kept at the New York office of the fiscal agent.

     Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey. After the return of these moneys to Turkey, the holders of these debt securities may look only to Turkey for any payment.

     Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

Negative Pledge

     Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities at the same time share pari passu and pro rata in such security.

Definitions

     "Exportable Assets” means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

     "External Indebtedness” of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness, and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; and (iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person.

     "Foreign Currency” means any currency other than the lawful currency of Turkey.

     "Guarantee” includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including, without limitation, any obligation of such party to purchase goods or services or supply funds or take any other action for the purpose of providing for the payment or purchase of such External Indebtedness (in whole or in part).

     "International Monetary Assets” means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

     "Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

     "Permitted Lien” means

     (1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

     (2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien and (ii) does not arise out of financing provided by the lender on condition that other External Indebtedness be repaid;

     (3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets), provided that the assets which are subject to such Lien are: (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or (z) rent or charter hire payable by a lessee or charterer of such assets;

     (4) any Lien on or with respect to assets (other than International Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

     (5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

     (6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

     (7) any Lien arising by operation of law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker’s liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

     (8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

     (9) Liens on assets (other than official holdings of gold) in existence on [the initial date of issuance of the securities of a series] provided that such Liens remain confined to the assets affected thereby on [the initial date of issuance of the securities of such series], and secure only those obligations so secured on [the initial date of issuance of the securities of such series];

     (10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

     (11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

     "Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including, without limitation, a government or governmental body or agency or instrumentality or any international organization or agency.

     "Project Financing” mean any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of, or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

     "Turkish Person” means Turkey and any Person who is a resident or national of Turkey or which has its principal place of business, seat or head office in Turkey or any Person incorporated or organized under the laws of Turkey.

Default

     Any of the following events affecting a particular series of debt securities will be an event of default with respect to that series of debt securities:

     (a) Turkey fails to pay, when due, principal of or any interest on the debt securities of that series and such failure continues for a period of 30 days; or

     (b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of that series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of that series at the corporate trust office of the fiscal agent in the City of New York; or

     (c) any other present or future External Indebtedness (as defined above) of Turkey, for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey, or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

     (d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

     (e) Turkey announces its inability to pay its debts as they mature; or

     (f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

Acceleration of Maturity

     The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

     If one or more of the events described above occurs with respect to a particular series of debt securities, each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable. Holders of debt securities may exercise these rights only by providing a written demand to Turkey and the fiscal agent at a time when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent all defaults have been cured.

     No periodic evidence is required to be furnished by Turkey as to the absence of defaults.

Repurchase

     Turkey may at any time purchase debt securities in any manner and for any price. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. Any debt securities purchased by Turkey may, at its discretion, be held by Turkey or surrendered to the fiscal agent for cancellation, but such debt securities may not be resold.

Meetings and Amendments

     General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

     Turkey or the fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the fiscal agency agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

     For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

•	for purposes of determining whether the required percentage of holders of debt securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities held directly by Turkey or on its behalf. See “Collective Action Securities — Amendments and Waivers” below for additional qualifications to the definition of

“outstanding debt securities” as it applies to any series of debt securities that has been designated Collective Action Securities.

     Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

     Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

     At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

     Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

     Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities — Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with:

•	the affirmative vote, in person or (in the case of registered owners of the debt securities of that series) by proxy, of the holders of at least 66-2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting (or any other percentage as may be set forth in the text of the debt securities of that series); or

•	the written consent of the holders of 66-2/3% in aggregate principal amount of the outstanding debt securities of a series (or any other percentage as may be set forth in the text of the debt securities of that series),

(i) Turkey and the fiscal agent may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement in any way and (ii) the holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of such series.

     The written consent or affirmative vote of the holders of 100% in aggregate principal amount of each debt security of an affected series is required to:

•	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

•	reduce the principal amount of any debt security of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any debt security of that series;

•	reduce the interest rate on any debt security of that series;

•	reduce the premium payable, if any, upon the redemption of any debt security of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or change the place at which payment with respect to the debt securities of that series is to be paid from the Borough of Manhattan, The City of New York;

•	shorten the period, if any, during which Turkey is not permitted to redeem the debt securities of that series;

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change the obligation of Turkey to pay additional amounts.

     Turkey and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the debt securities;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine which does not adversely affect the interest of any holder of debt securities of that series.

     Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Payment of Additional Amounts

     All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had such withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•	to a holder (or a third party on behalf of a holder) where such holder is liable to pay such Taxes in respect of any debt security by reason of that holder’s having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

•	presented for payment more than 30 days after the Relevant Date (see below), except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period.

•	The term “Relevant Date” in respect of any debt security means whichever is the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•	if the fiscal agent has not received the full amount of the moneys payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

     Any reference in this section to “principal” and/or “interest” includes any additional amounts that may be payable under the debt securities.

     Upon not less than 30 days’ prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate, in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the fiscal agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements on the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

Global Securities

     The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

     Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days; or

•	at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security.

     In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples, unless otherwise specified in a prospectus supplement.

     The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

     Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

     When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ beneficial interests in the global security.

     The depositary and its participants establish policies and procedures that govern payments, transfers and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Governing Law and Consent to Service

     Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to the authorization and execution of the debt securities on behalf of Turkey and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

     Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in any state or federal court in the City of New York or in any competent court in Turkey. Turkey will appoint the Economic Counselor of the Republic, 821 United Nations Plaza, 4th Floor, New York, New York, 10017, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due or to become due on or in respect of all the debt securities issuable under the fiscal agency agreement have been paid by Turkey to the fiscal agent, except that if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

     The Economic Counselor is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey’s waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions.

     According to Article 82.1 of the Execution and Bankruptcy Law of Turkey (Law No. 2004), assets and properties of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities.

COLLECTIVE ACTION SECURITIES

     Turkey may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

     If an event of default described under the heading “Debt Securities - Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

     Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

     Turkey, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

     However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or exclude the Borough of Manhattan, The City of New York, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Turkey is not permitted to redeem the debt securities of that series if, prior to such action, Turkey is not permitted to do so;

•	change Turkey’s obligation to pay any additional amounts under the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Turkey’s appointment of an agent for the service of process in the United States or Turkey’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise)

in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

     Turkey refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

     If both Turkey and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of debt securities of that series.

     Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

     For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Turkey or any public sector instrumentality of Turkey will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of Turkey, any department, ministry or agency of the federal government of Turkey or any corporation, trust, financial institution or other entity owned or controlled by the federal government of

Turkey or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

     Except as specifically set forth herein, the other terms set forth under “Debt Securities-Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

     From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

PLAN OF DISTRIBUTION

     Turkey may sell any combination of the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

     Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Turkey from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

     The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

     Underwriters used in the sale of securities will distribute the securities on a firm commitment basis. In this case, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

     Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

     Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Turkey under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

     Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

VALIDITY OF THE SECURITIES

     The validity of the debt securities will be passed upon for Turkey by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. Certain legal matters of United States law will be passed upon for Turkey by Arnold & Porter, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

     As to all matters of Turkish law, Arnold & Porter may rely on the opinion of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. As to all matters of United States law, the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey and are made upon his or her authority.

OFFICIAL STATEMENTS

     The information set forth herein and in the documents incorporated by reference has been reviewed by H. Ersen Ekren, Director General of Foreign Economic Relations, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or state economic enterprise of Turkey is included on the authority of such publication as a public official document of Turkey.

AUTHORIZED AGENT

     The authorized agent of Turkey in the United States of America is the Consulate General of the Republic of Turkey, whose address is: Office of the Economic Counselor, 821 United Nations Plaza, 4th Floor, New York, New York 10017.

PRINCIPAL OFFICE OF THE REPUBLIC
The Undersecretariat of Treasury of
The Republic Prime Ministry
Ismet Inönü Bulvari
06510 Emek
Ankara

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
JPMorgan Chase Bank, N.A.
4 New York Plaza — 15th Floor
New York, NY 10004

LEGAL ADVISERS TO THE REPUBLIC
As to United States Law	As to Turkish Law
Arnold & Porter LLP	The First Legal Adviser to
399 Park Avenue	Undersecretariat of Treasury
New York, New York 10022-4690	Ismet Inönü Bulvari
06510 Emek
Ankara

LEGAL ADVISERS TO THE UNDERWRITERS
As to United States Law	As to Turkish Law
Clifford Chance Limited Liability Partnership	Pekin & Pekin
10 Upper Bank Street	Lamartine Caddesi 10
London E14 5JJ	80090 Taksim
United Kingdom	Istanbul

LISTING AGENT AND SPECIAL AGENT
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

$500,000,000

TÜRKIYE CUMHURIYETI
(The Republic of Turkey)

7.25% Notes due March 15, 2015

PROSPECTUS SUPPLEMENT

Citigroup	Morgan Stanley

November 18, 2004